                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    --------

                                    FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

      For the fiscal year ended       December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from      to

 Commission file number    1-14443

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    GARTNER, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 GARTNER, INC.

                               56 TOP GALLANT ROAD

                             STAMFORD, CT 06902-7747

GARTNER, INC.

SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

                                                                                                     Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                1

FINANCIAL STATEMENTS:

         Statements of net assets available for benefits as of December 31, 2003 and
              2002                                                                                     2

         Statement of changes in net assets available for benefits for the year ended
              December 31, 2003                                                                        3

Notes to the financial statements                                                                    4 - 8

SUPPLEMENTAL  SCHEDULE:

         Schedule H, line 4i -Schedule of Assets Held (at End of Year) as of                           9
              December 31, 2003
Signatures                                                                                             10

Exhibit Index                                                                                          11

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                                TABLE OF CONTENTS

                                                                                     PAGE
Report of Independent Registered Public Accounting Firm                               1

Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                                       2

Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2003                                             3

Notes to Financial Statements                                                         4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets Held (at End of Year) as of December
     31, 2003                                                                         9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the Gartner, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Gartner, Inc. Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accountancy Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in the net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
------------------
June 21, 2004
New York, New York

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                                  2003           2002
                                                              ------------   ------------
Assets:
     Investments:
        Cash equivalents                                      $    228,487   $    202,920
        Investments in registered investment company shares    172,618,731    128,280,802
        Gartner, Inc. common stock                               4,061,919      3,330,961
        Participant loans                                        3,492,494      3,049,848
                                                              ------------   ------------
                 Total investments                             180,401,631    134,864,531
                                                              ------------   ------------
     Receivables:
        Employer contributions                                   1,982,459      1,999,371
        Due from custodian for securities sold                      12,694         17,500
                                                              ------------   ------------
                 Total receivables                               1,995,153      2,016,871
                                                              ------------   ------------
                 Total assets                                  182,396,784    136,881,402
                                                              ------------   ------------
Liabilities:

     Accrued expenses                                               69,890         32,270
                                                              ------------   ------------
                 Total liabilities                                  69,890         32,270
                                                              ------------   ------------
                 Net assets available for benefits            $182,326,894   $136,849,132
                                                              ============   ============

See accompanying notes to the financial statements.

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN
                       Statement of Changes in Net Assets
                             Available for Benefits
                          Year ended December 31, 2003

Additions:
     Investment income:
        Net appreciation in fair value of investments            $ 31,028,420
        Interest                                                      214,976
        Dividends                                                   2,647,127
                                                                 ------------
                 Investment income                                 33,890,523
     Contributions:
        Participants                                               16,767,026
        Employer                                                    9,069,216
                                                                 ------------
                 Total additions, net                              59,726,765
                                                                 ------------
Deductions:
     Benefits paid to participants                                 14,133,961
     Administrative expenses                                          115,042
                                                                 ------------
                 Total deductions                                  14,249,003
                                                                 ------------
                 Increase in net assets available for benefits     45,477,762

Net assets available for benefits:
     Beginning of year                                            136,849,132
                                                                 ------------
     End of year                                                 $182,326,894
                                                                 ============

See accompanying notes to the financial statements.

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)   DESCRIPTION OF THE PLAN

      The following description of the Gartner, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of January 1, 2004 (see note 4).

            The Plan covers substantially all domestic full-time employees of Gartner, Inc. and its wholly owned subsidiaries (collectively the Company or Employer). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 18 years of age is eligible to participate in the Plan.

      (b)   ADMINISTRATION

            The Plan is administered by the Administrative Committee (the Plan Committee) which is appointed by the Company's board of directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the Trustees) to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the plan years ended December 31, 2003 and 2002, all expenses were paid by the Plan.

      (c)   CONTRIBUTIONS

            Participating employees may make annual contributions to the Plan in percentages of not less than 1% or more than 60% of total annual compensation (50% pre-tax, 10% post-tax), as defined in the Plan agreement, subject to Internal Revenue Service (IRS) limitations. Participants who are eligible may make pre-tax Catch-Up Contributions effective January 1, 2002 subject to the IRS limitations.

            For 2003, the Plan requires the Company to match 100% of pre-tax participant contributions up to a maximum of 4% of a participant's total compensation, or $4,800, which is 40% of the IRS pretax contribution limitation for 2003.

            The Plan also provides for a profit sharing contribution comprised of the following elements:

            - Fixed amount - an amount equal to 1% of a participant's base compensation, subject to an IRS limitation.

                                                                     (Continued)

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            - Discretionary amount - an amount in excess of the fixed amount solely at the discretion of the Company's board of directors based on the financial results of the Company. Employees must be employed on the last day of the year to receive discretionary contributions.

            Fixed profit sharing contributions of $1,980,839 and $1,999,371 for the years ended December 31, 2003 and 2002, respectively, are included in employer contributions receivable in the Plan's financial statements as of December 31, 2003 and 2002, respectively. There were no discretionary contributions made to the Plan for the Plan years ended December 31, 2003 and 2002.

            A participant may make "after tax" contributions of up to 10% of the participant's compensation, subject to a maximum of $20,000 per year.

      (d)   PARTICIPANTS' ACCOUNTS

            Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company (Fidelity). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses.

            At December 31, 2003 and 2002, forfeited nonvested accounts totaled $58,755 and $38,575, respectively. These accounts will be used to reduce future Plan expenses and employer contributions. Also, in 2003, Plan expenses were reduced by $47,990 and employer contributions were reduced by $252,000 from forfeited nonvested accounts.

      (e)   INVESTMENTS

            Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's board of directors has authorized Fidelity to execute transactions upon direction from the participant within the framework of the trust instrument.

      (f)   VESTING

            Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contributions ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire by the acquired company for vesting purposes.

      (g)   LOANS TO PARTICIPANTS

            Loans to participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code
            (Code). Loans bear interest at a rate equal to prime plus 1% which ranged between 5.0% and 5.25% for loans made during the year ended December 31, 2003, and 5.25% and 6.0% for loans made during the year ended December 31, 2002. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan for which the repayment period is extended to 15 years. Participant loans are subject to a $1,000

                                                                     (Continued)

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            minimum amount and limited to 50% of a participant's vested account balance, not to exceed $50,000.

      (h)   PAYMENT OF BENEFITS

            Benefits are paid upon retirement (on or after age 55), death, or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of financial hardship. Participants' benefits are paid in a lump sum equal to the vested value of the participant's account at the time of payment. With respect to accounts from the former Pension Plan that was merged into this Plan in 1993, an annuity (joint and 50% survivor for married participants and single life for unmarried participants) is the standard form of payment. With respect to such Pension Plan accounts, participants may elect a lump sum payment instead of the annuity, with spousal consent as applicable.

      (i)   PLAN TERMINATION

            Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the board of directors or its designee. In such an event, all participants will become fully vested in their account balance as of the date of full or partial termination.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The financial statements have been prepared using the accrual basis of accounting.

      (b)   VALUATION OF INVESTMENTS

            The Plan's investments are valued at fair value based upon market prices quoted on national stock exchanges for the respective funds. Shares of registered company investments are valued at the net asset value of shares held by the Plan at year end. Participants' loans are valued at their outstanding balances, which approximate fair value.

      (c)   USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

      (d)   RISKS AND UNCERTAINTIES

            The Plan offers a number of investment options, including Gartner, Inc. common stock and a variety of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities. It

                                                                     (Continued)

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits and participant account balances.

            The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections. Additionally, the investments within each participant-directed fund are further diversified into varied financial instruments, with the exception of the Gartner, Inc. Stock Fund, which invests in a single security.

      (e)   INVESTMENT TRANSACTIONS AND RELATED INCOME

            Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date.

            Dividends represent the Plan's share in dividend income of the investment funds in which the Plan participates. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)   INVESTMENTS

      Substantially all of the Plan's assets are invested in mutual funds and a commingled investment fund managed by Fidelity. A brief description of the funds and investments is as follows:

      (a)   GARTNER, INC. STOCK FUND

            The assets of this fund are substantially invested in Gartner, Inc. Class A common stock. This fund also maintains interest-bearing cash, $204,540 and $153,024 at December 31, 2003 and 2002, respectively, to meet liquidity needs from participant withdrawals or transfers.

      (b)   FIDELITY RETIREMENT MONEY MARKET FUND

            Investments are held in a diversified portfolio of domestic and international short-term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills, and bankers' acceptances.

      (c)   OTHER FUNDS

            The Magellan, Growth Company, OTC Portfolio, and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The U.S. Equity Index Fund seeks to match the total return of the Standard & Poor 500 Index. The Puritan, Equity Income, and Intermediate Bond Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds. The Fidelity Freedom Funds are asset allocation funds that invest in other Fidelity mutual funds; there are five funds that are managed to specific target retirement dates - 2000, 2010, 2020, 2030, and 2040 and a sixth fund, the Fidelity Freedom Income Fund, for those actively seeking high current income. The Fidelity Select Portfolios are mutual funds that invest in specific sectors or industries. Investors are able to obtain targeted diversification with industry specific mutual funds and an opportunity to invest in industries with

                                                                     (Continued)

                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

            high growth potential. As of December 31, 2003, the Fidelity Select Consumer Industries Fund was dropped as an investment choice.

            The market value of investments exceeding 5% of Plan assets as of December 31, 2003 and 2002 are summarized as follows:

                                                                            2003          2002
                                                                         ----------     ---------
Investments at fair value as determined by
   quoted market prices:
      Fidelity Retirement Money Market Fund                              $18,021,577    18,275,416
      Fidelity Magellan Fund                                              32,467,883    25,638,106
      Fidelity Growth Company Fund                                        33,666,664    21,968,947
      Fidelity Puritan Fund                                               14,851,187    11,589,344
      Fidelity Equity Income Fund                                         19,400,131    14,288,436
      Fidelity OTC Portfolio Fund                                         10,327,123     7,599,065
      Fidelity Intermediate Bond Fund                                      9,281,493     9,088,626

            During 2003, the Plan's investments (including investments bought, sold, and held during the year) increased in value by $31,028,420 as follows:

Registered investment company
  shares                             $30,138,726
Gartner, Inc. Class A common stock       889,694
                                     -----------
                                     $31,028,420
                                     ===========

(4)   PLAN TAX STATUS

      On April 7, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, as to the continuing qualification of the Plan under Code Section 401(a). Gartner, Inc. believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under
      Section 401(a) and the related trust is tax-exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research, who is a subsidiary of Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party in interest. Another investment is an investment fund comprised primarily of shares of common stock issued by Gartner, Inc. Gartner, Inc. is the Plan sponsor as defined by the Plan.

                                                                      SCHEDULE I
                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN
         Schedule H, Line 4i - Schedule of Assets Held (at End of Year)
                                December 31, 2003

                                                                                             CURRENT
                                DESCRIPTION                                SHARES             VALUE
--------------------------------------------------------------           ----------      ----------------
*    FMTC Institutional Cash Portfolio                                      228,487      $        228,487
*    Fidelity Retirement Money Market Fund                               18,021,577            18,021,577
*    Fidelity Magellan Fund                                                 322,186            32,467,883
*    Fidelity Growth Company Fund                                           672,392            33,666,664
*    Fidelity Puritan Fund                                                  804,071            14,851,187
*    Fidelity Equity Income Fund                                            389,952            19,400,131
*    Fidelity Intermediate Bond Fund                                        870,684             9,281,493
*    Fidelity Overseas Fund                                                 243,148             7,642,149
*    Fidelity OTC Portfolio Fund                                            318,051            10,327,123
*    Spartan U.S. Equity Index Fund                                         214,430             8,450,668
*    Fidelity Freedom Income Fund                                            36,759               407,660
*    Fidelity Freedom 2000 Fund                                             506,647             5,944,741
*    Fidelity Freedom 2010 Fund                                             137,719             1,793,106
*    Fidelity Freedom 2020 Fund                                             261,286             3,401,937
*    Fidelity Freedom 2030 Fund                                             187,874             2,432,967
*    Fidelity Freedom 2040 Fund                                              68,880               520,731
*    Fidelity Select Health Care                                              9,057             1,068,850
*    Fidelity Select Technology                                              23,612             1,418,864
*    Fidelity Utilities Growth                                                3,097               102,009
*    Fidelity Financial Services                                              8,381               963,160
*    Fidelity Select Natural Resources                                       10,452               149,673
*    Fidelity Select Cyclical Industries                                     19,051               306,158
*    Loans to Plan participants (545 loans with interest rates
        ranging from 5% to 11%)                                                  --             3,492,494
**   Gartner, Inc. Class A Common Stock                                     359,144             4,061,919
                                                                                         ----------------
                                                                                         $    180,401,631
                                                                                         ================

* Party in interest - affiliate of Plan custodian

** Party in interest - Sponsor of the Plan

See accompanying report of independent registered public accounting firm.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          Gartner, Inc. Savings and Investment Plan

Date:  June 25, 2004      By: / s / Christopher Lafond
                              --------------------------------------

                              Name: Christopher Lafond

                              Title: Administrative Committee Chairman

                                     Executive Vice President,

                                     Chief Financial Officer

                                     Gartner, Inc.

                                  EXHIBIT INDEX

Exhibit Number                 Description of Exhibits

      23*               Independent Auditors' Consent, KPMG LLP.

----------------

* Filed herewith.

                                       11